UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Chief Financial Officer

On April 29, 2026, the board of directors (the “Board”) of Youlife Group Inc. (the “Company”) appointed Ms. Liqun Yao, a director of the Board and the Acting Chief Financial Officer of the Company, as the Chief Financial Officer of the Company, effective April 29, 2026.

Ms. Liqun Yao has served as a director of the Board and the Acting Chief Financial Officer of the Company since November 2025. She has been the general manager of the finance department of a PRC subsidiary of the Company since August 2021. Prior to joining the Company, Ms. Yao served as the finance director at Shanghai Yuyuan Tourist Mart Co., Ltd. from August 2015 to July 2021, where she was comprehensively responsible for budgeting, internal controls, and team development. Ms. Yao worked as a senior auditor at PricewaterhouseCoopers Zhong Tian Certified Public Accountants LLP from February 2011 to August 2015. She has extensive experience in investment and M&A, having led financial due diligence, risk analysis, and post-investment integration for multiple major acquisition projects. Ms. Yao received her master’s degree in accounting from Dongbei University of Finance and Economics in 2007 and is a Certified Public Accountant in the PRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: April 29, 2026

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